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BB 3/28   AB 3/3'

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
MAR 0 2 2006
WASH. D.C.
209
SECTION

SEC FILE NUMBER

8- 53110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBG Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Kane Concourse - Suite 418

                                    (No. and Street)

| Bay Harbor Islands | Florida | 33154 |
| (City) | (State) | (Zip Code) |

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alessandro Pizzorni   786-433-0402

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerson, Preston, Robinson & Company, P.A.

                                    (Name – *if individual, state last, first, middle name*)

| 666 Seventy-First Street | Miami Beach | Florida | 33141 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
                                   information contained in this form are not required to respond
                                   unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Alessandro Pizzorni _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

IBG Trading, LLC _____ , as

of December 31 _____ , 20 05 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
_____
_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements With Supplementary Information

IBG Trading, LLC

Year Ended December 31, 2005



GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
STUART ROHATINER, CPA
STEVEN A. MOSES, CPA
MARK S. KOONDEL, CPA
CARMEN T. ANDRIAL, CPA
BRYAN A. ROSENFELD, CPA
PHILIP D. KNAPP, CPA
GRACE M. CHUNG, CPA
STEVEN C. VOGEL, CPA
ALEJANDRO DE LA VEGA, CPA

Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TOLL FREE: 1-888-868-5585
TOLL FREE FAX: 1-800-880-1662
FAX: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FAX: (561) 997-9392

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Members
IBG Trading, LLC
Bay Harbor Island, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of IBG Trading, LLC (the "Company") as of December 31, 2005, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBG Trading, LLC at December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule titled "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerson, Preston, Robinson & Co., P.A.

February 10, 2006
Miami Beach, Florida

ASSETS

Cash	$ 1,600
Deposits with clearing organizations	5,441,689
Furniture and equipment, less accumulated depreciation of $149,435	33,517
Other assets	28,696
Total assets	**$ 5,505,502**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Marketable securities sold, not yet purchased	$ 1,933,500
Accounts payable, accrued expenses and other liabilities	10,199
Total liabilities	1,943,699

Members' equity

Members' capital contributions	4,376,520
Members' draws	(310,094)
Accumulated deficit	(504,623)
Total members' equity	**3,561,803**
Total liabilities and members' equity	**$ 5,505,502**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

Income:		
Commissions	$	139,124
Principal transactions		720,074
Interest and dividends		98,476
Total		957,674
Expenses:		
Employee compensation and benefits		331,339
Clearing costs		46,088
Communications and data processing		63,529
Interest and dividends		18,261
Occupancy		40,710
Other		113,040
Total		612,967
Net income	**$**	**344,707**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

	Members' Capital	Members' Draws	(Accumulated Deficit)	Total
Balance, beginning of year	$ 4,376,520	$ (310,094)	$ (849,330)	$ 3,217,096
Net income	-	-	344,707	344,707
Balance, end of year	**$ 4,376,520**	**$ (310,094)**	**$ (504,623)**	**$ 3,561,803**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

Operating activities

Net income	$	344,707

Adjustments to reconcile net income to net cash outflow for operating activities:

Add:

Depreciation and amortization, which did not require cash	38,091
Increase in securities sold, not yet purchased	1,933,500
Total	1,971,591

Deduct:

Increase in deposits with clearing organizations	2,310,890
Increase in other assets	21,825
Decrease in accounts payable, accrued expenses and other liabilities	2,124
Total	2,334,839

Net cash outflow		18,541
Cash, beginning of year		20,141
Cash, end of year	**$**	**1,600**

Supplemental disclosure of cash flow information:

Cash paid for interest	**$**	**15,359**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

IBG Trading, LLC, a Florida Limited Liability Company, (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safe keep customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and prevailing industry practices, which require management to make estimates and assumptions regarding certain trading inventory valuations and other matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions. Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value based on quoted market prices.

Commissions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment. Furniture and equipment is carried at cost. Depreciation is computed using the straight-line basis over the related asset lives of five years.

Income Taxes. The Company, as a limited liability company, is not subject to income taxes as an entity. Items of income, loss, deductions and credits are passed through directly to the members.

The Company's policy is to make distributions to its members in amounts sufficient to cover the Federal income tax liability attributable to the members' pro-rata shares of income, losses, deductions and credits. Interim distributions are shown as members' draws until the actual amount of the distribution is determined. Members will recontribute excess draws.

3. FUTURES CONTRACTS

The Company invests in futures contracts that are recorded at the underlying net equity value as deposits with clearing organizations. As of December 31, 2005, the net equity in these contracts was $1,436,274. The fair value of the long contracts was $3,425,625 and the fair value of the short contracts was $18,605,594 as of December 31, 2005.

4. COMMITMENTS

The Company leases its office space under a rental agreement expiring March 31, 2006. Minimum future lease payments remaining as of December 31, 2005 were $8,398. Rent expense for the year ended December 31, 2005 was $35,194.

The Company has entered into a lease for new office space. This lease will commence at the earlier of the completion of improvements by the lessor or occupancy by the Company. The Company expects this lease to commence in March 2006. Based on the anticipated commencement date, minimum future rental payments as of December 31, 2005 are expected to be as follows:

Year Ended December 31,		
2006	$	50,867
2007		63,075
2008		65,598
2009		68,222
2010		70,950
Later Years		11,901
	$	**330,613**

5. PRINCIPAL TRANSACTIONS

The Company's principal transactions represent realized and unrealized gains or losses during the year ended December 31, 2005 on marketable equity securities owned and sold, not yet purchased and futures.

The Company's principal transactions by reporting categories for the year ended December 31, 2005 are the following:

Marketable securities	$(180,180)
Futures	900,254
Gains from principal transactions	$ 720,074

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include other broker dealers. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

7. RELATED PARTY TRANSACTIONS

Companies controlled by the members have furnished management services to the Company during the year ended 2005. No amounts have been charged for these services and the Company has not estimated the value of the services received.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and under the applicable rules, equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $2,020,284, which was $1,920,284 in excess of the required net capital of $100,000. The Company's net capital ratio was 0.005 to 1.

Net Capital

Total members' equity			$ 3,561,803
Deductions and/or charges			
Nonallowable assets:			
Furniture and equipment	$	33,517	
Other assets		28,696	
			62,213
Net capital before haircuts on securities positions (tentative net capital)			3,499,590
Haircuts on securities			
Trading and investment securities:			
Stocks and warrants		290,025	
Futures positions		951,750	
Undue concentration		237,531	
			1,479,306
Net capital			$ 2,020,284

Aggregate Indebtedness

Items included in statement of financial condition:	
Accounts payable, accrued expenses and other liabilities	$ 10,199

Computation of Net Capital Requirement

Minimum net capital required, based on aggregate indebtedness	$ 680
Minimum net capital required	$ 100,000
Excess net capital	$ 1,920,284
Excess net capital at 1,500 percent	$ 2,019,604
Excess net capital at 1,000 percent	$ 2,019,264
Ratio: Aggregate indebtedness to net capital	0.0050 to 1

There are no material differences from the Company's computation included in Part II of Form X-17 A-5 as of December 31, 2005.



GARY R. GERSON, CPA
RICHARD C. PRESTON, CPA
JAMES P. ROBINSON, CPA
ALAN S. ROSEN, CPA
DONALD M. GERSON, CPA
DANIEL S. KUSHNER, CPA
STEVEN F. KLEIN, CPA
DOROTHY S. EISENBERG, CPA
ALAN A. LIPS, CPA

STEPHEN R. TEPPER, CPA
MANNY M. ILAGAN, CPA
CALVIN BECKER, CPA
ROBERT P. FEDDERMAN, CPA
EDUARDO M. ZUNIGA CPA
ROSE B. ROBINSON, CPA
JUDD A. BERKLEY, CPA
EDWARD D. DEPPMAN, CPA
MARSHALL J. SAPERSTEIN, CPA
DAVID A. STEINBERG, CPA
BARRY A. DRESSLER, CPA
MELISSE G. BURSTEIN, CPA
RONALD A. UNGER, CPA
STUART ROHATINER, CPA
STEVEN A. MOSES, CPA
MARK S. KOONDEL, CPA
CARMEN T. ANDRIAL, CPA
BRYAN A. ROSENFELD, CPA
PHILIP D. KNAPP, CPA
GRACE M. CHUNG, CPA
STEVEN C. VOGEL, CPA
ALEJANDRO DE LA VEGA, CPA

Gerson, Preston, Robinson & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

MIAMI BEACH OFFICE
666 SEVENTY-FIRST STREET
MIAMI BEACH, FLORIDA 33141

DADE: (305) 868-3600
BROWARD: (954) 522-3202
PALM BEACH: (561) 833-9573
ORLANDO: (407) 843-1159
TOLL FREE: 1-888-868-5585
TOLL FREE FAX: 1-800-880-1662
FAX: (305) 864-6740
www.gprco-cpa.com

REPLY TO: MIAMI BEACH OFFICE

BOCA RATON OFFICE
ONE BOCA PLACE
SUITE 324A
2255 GLADES ROAD
BOCA RATON, FLORIDA 33431
TEL: (561) 392-9059
FAX: (561) 997-9392

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5

Members
IBG Trading, LLC

In planning and performing our audit of the financial statements of IBG Trading, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2006
Miami Beach, Florida